MDU RESOURCES GROUP, INC.
1200 West Century Avenue
Mailing Address:
P.O. Box 5650
Bismarck, ND 58506-5650
(701) 530-1000

July 29, 2008

Via EDGAR filing

Chris White, Branch Chief
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-7010

Re:	MDU Resources Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 20, 2008 Form 10-Q for Fiscal Quarter Ended March 31, 2008 Filed May 6, 2008 File No. 1-3480

Dear Mr. White:

We have received your letter dated July 24, 2008, and have reviewed the comments and begun the preparation of our response.  As we discussed with Sandra Eisen on the telephone yesterday, we will be providing our response no later than August 21, 2008.

Please do not hesitate to contact me if you have any questions or concerns.

Sincerely,

/s/ Doran N. Schwartz

Doran N. Schwartz
Vice President and
   Chief Accounting Officer

c:	Gary Newberry Sandra Eisen Vernon Raile